VIA EDGAR

August 28, 2012

Sharon Blume
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:     Orrstown Financial Services, Inc.
File No. 001-34292

Dear Ms. Blume:

We are in receipt of your comment letter dated August 23, 2012 (the “Comment Letter”), regarding Orrstown Financial Services, Inc.  In accordance with the Comment Letter, we wish to advise you that we intend to respond fully to all the comments in the Comment Letter by September 23, 2012.  At that time, we will provide you with a detailed cover letter that keys our responses to your comments and submit any requested additional supplemental information requested by the Staff.  We will also acknowledge our responsibility for the adequacy and accuracy of our disclosures in reports and other documents filed with the Commission.

Please contact me at (717) 530-2602 or tquinn@orrstown.com if you have any questions.  I look forward to working with you.  Thank you.

Sincerely,

/s/ Thomas R. Quinn, Jr.

Thomas R. Quinn, Jr.
President and Chief Executive Officer

cc:	Marc Thomas, Staff Accountant, SEC
John J. Spidi, Esq., Spidi & Fisch, PC